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3-11-02



02007534

KA 3/6

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53229



RECEIVED FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOF BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bertram Samuel Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

938 Searcy Way
(No. and Street)

Bowling Green	KY	42103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-22-02

OATH OR AFFIRMATION

I, Ken Mueller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bertram Samuel Securities, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Wendi L. Carr My Commission Expires 10/18/05

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BERTRAM SAMUEL SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

BERTRAM SAMUEL SECURITIES, LLC

CONTENTS



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Bertram Samuel Securities, LLC

We have audited the accompanying statement of financial condition of Bertram Samuel Securities, LLC as of December 31, 2001 and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bertram Samuel Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 24, 2002

BERTRAM SAMUEL SECURITIES, LLC
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 39,097
Concessions receivable	61,793
Other assets	4,735
	$ 105,625

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 46,512
Total liabilities	46,512
Member's Equity	59,113
	$ 105,625

The accompanying notes are an integral part of these financial statements.

BERTRAM SAMUEL SECURITIES, LLC

Statement of Income

For the Year Ended December 31, 2001

Revenues:	
Selling concessions	$ 87,170
Interest and other	395
	87,565
Expenses:	
Employee compensation and benefits	261,221
Floor brokerage and clearance	243
Communications	72
Losses in error account and bad debts	5
Regulatory fees and expenses	42,995
Other	98,921
	403,457
Net loss	$ (315,892)

The accompanying notes are an integral part of these financial statements.

BERTRAM SAMUEL SECURITIES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2001

	Total
Balance, January 1, 2001	$ --
Net loss	(315,892)
Contributions by member	375,005
Balance, December 31, 2001	$ 59,113

The accompanying notes are an integral part of these financial statements.

BERTRAM SAMUEL SECURITIES, LLC

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

For the Year Ended December 31, 2001

Balance, January 1, 2001	$	--
Additions		--
Retirements		--
Balance, December 31, 2001	$	--

The accompanying notes are an integral part of these financial statements.

BERTRAM SAMUEL SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (315,892)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Increase in commision receivable	(61,793)
Increase in prepaid assets	(4,735)
Increase in accounts payable and accrued expenses	46,512
Net cash used by operating activities	(335,908)
Cash flows from financing activities	
Contribution by member	375,005
Net cash provided by financing activities	375,005
Net increase in cash and cash equivalents	39,097
Beginning cash and cash equivalents	--
Ending cash and cash equivalents	$ 39,097
Supplemental Disclosures	
Cash paid for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

BERTRAM SAMUEL SECURITIES, LLC
Notes to Financial Statements
December 31, 2001

Note 1 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements present the financial position and results of operations of Bertram Samuel Securities, LLC (the "Company"), a Nevada limited liability company, which was formed on August 11, 2000. The Company changed its name from its original name of Frontier Capital, LLC, effective January 8, 2002. Michael L. Toms is the Company's sole owner. The Company shall terminate on August 11, 2030, unless earlier terminated.

Business Operations

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(k)(2)(i) which allows the Company to sell private placements of securities. Securities sold are primarily oil and gas interests. January 4, 2001, the date operations began, is considered to be the Company's date of inception. Registration with the National Association of Securities Dealers was effective September 13, 2001.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, not held for sale in the ordinary course of business.

Income Taxes

The Company is disregarded as a separate entity for income tax purposes. Accordingly, the Company's net income or loss is passed through to its sole member and reported on the member's tax return.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements and Exemptive Provisions

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 8 to 1 during the first year of operation. At December 31, 2001, the Company had net capital of $25,040, which was $19,226 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.86 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(i) of this rule.

Note 3 - Related Party Transactions

The Company is provided office space and certain overhead expenses under a services agreement with Sunclear Energy, Inc. ("Sunclear"). Under the terms of the agreement, Sunclear assumes the aforementioned obligations and bills the Company a monthly service fee for such expenses. However, if the expenses will cause the Company's net capital to fall below a certain limit or will cause the Company to fail to maintain a certain amount of operating capital plus one month's expenses, the service fee for such month will be waived. No waived service fee can be added to a future month's service fee. There were no service fees due Sunclear at December 31, 2001 and there were no service fees charged by Sunclear during the year then ended. The amount of waived fees for 2001 has not been determined. The agreement is cancelable upon 30 days written notice by either party.

The Company also has a covenant not to compete and right of first refusal agreement with Sunclear. Under this agreement the Company and Sunclear agreed not to compete with each other with the primary business operations of the other during term of the general services agreement and for a period of two years thereafter. Additionally, the agreement gives Sunclear a right of first refusal if the Company's member enters into a bonafide agreement to sell substantially all of its assets or enter into any merger or exchange of ownership transaction.

Note 4 - Concentration Risks

Approximately 95% of concession revenues and 91% of concessions receivable were from limited duration companies ("LDCs") whose general partner is World Energy Corporation, Ltd. ("World"). LDCs and World are domiciled in Saint Vincent and the Grenadines, West Indies. The remaining concession revenues and concessions receivable were from Sunclear.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2001

Schedule I

BERTRAM SAMUEL SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2001

Computation of Net Capital

Total ownership equity qualified for net capital		$ 59,113
Deductions and/or charges		
Non-allowable assets:		
Concessions receivable-non-allowable portion	$ 29,338	
Other assets	4,735	(34,073)
Net capital before haircuts on securities positions		25,040
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		--
Net capital		$ 25,040

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 46,512
Total aggregate indebtedness	$ 46,512

Schedule I (continued)

BERTRAM SAMUEL SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2001

Computation of Basic Net Capital Requirement

Minimum net capital required (12 1/2% of total aggregate indebtedness)	$ 5,814
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,814
Net capital in excess of minimum required	$ 19,226
Excess net capital at 1000%	$ 20,389
Ratio: Aggregate indebtedness to net capital	1.86 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

BERTRAM SAMUEL SECURITIES, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2001

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(i).

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2001



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
Bertram Samuel Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Bertram Samuel Securities, LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 24, 2002